Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2021, Processa Pharmaceuticals, Inc. (“we” or “our”) had one class of securities, common stock, par value $0.001 per share (“common stock”), registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following description of our common stock is a summary and is subject to, and is qualified in its entirety by reference to, the provisions of our amended and restated certificate of incorporation and amended and restated bylaws. You should also refer to the copies of our amended and restated certificate of incorporation and amended and restated bylaws which have been filed with this Annual Report on Form 10-K.

We have the authority to issue an aggregate of 50,000,000 shares of $0.0001 par value common stock and 1,000,000 shares of $0.0001 par value preferred stock. Our common stock is listed on the Nasdaq Capital Market under the symbol “PCSA.” The following is a summary of our common stock:

Dividend Rights. Subject to the rights of holders of preferred stock of any series that may be issued and outstanding from time to time, holders of our common stock are entitled to receive such dividends and other distributions as may be declared by our Board of Directors from time to time.

Voting Rights. Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders generally. In the event we issue one or more series of preferred or other securities in the future such preferred stock or other securities may be given rights to vote, either together with the common stock or as a separate class on one or more types of matters. The holders of our common stock do not have cumulative voting rights.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, the holders of our common stock will be entitled, subject to any preferential or other rights of any then outstanding preferred stock, to receive all assets of the Company available for distribution to stockholders.

Preemptive Rights. As of the date hereof, the holders of our common stock have no preemptive rights in their capacities as such holders.

Board of Directors. Holders of common stock do not have cumulative voting rights with respect to the election of directors. At any meeting to elect directors by holders of our common stock, the presence, in person or by proxy, of the holders of a majority of the voting power of shares of our capital stock then outstanding will constitute a quorum for such election. Directors may be elected by a plurality of the votes of the shares present and entitled to vote on the election of directors, except for directors whom the holders of any then outstanding preferred stock have the right to elect, if any.